Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces third quarter and year to date results

    AURORA, ON, Nov. 4, 2008 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today reported financial results for the third quarter and nine months ended September 30, 2008.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
                                  ---------- ---------- ---------- ----------

    Sales                         $   5,533  $   6,077  $  18,868  $  19,231

    Operating (loss) income       $    (112) $     267  $     493  $     949

    Net (loss) income             $    (215) $     155  $     219  $     635

    Diluted (loss) earnings
     per share                    $   (1.93) $    1.38  $    1.92  $    5.69

    -------------------------------------------------------------------------

    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

    -------------------------------------------------------------------------

    THREE MONTHS ENDED SEPTEMBER 30, 2008
    -------------------------------------
    >>
    We posted sales of $5.5 billion for the third quarter ended September 30, 2008, a decrease of 9% over the third quarter of 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and our tooling, engineering and other sales.
    During the third quarter of 2008, our North American average dollar content per vehicle remained essentially unchanged while our European average dollar content per vehicle increased by 10%, each compared to the third quarter of 2007. In addition, North American and European vehicle production declined 18% and 8%, respectively, each compared to the third quarter of 2007.
    Complete vehicle assembly sales decreased 20% to $687 million for the third quarter of 2008 compared to $859 million for the third quarter of 2007, while complete vehicle assembly volumes declined 40% to 25,231 units compared to the third quarter of 2007.
    During the third quarter of 2008, operating loss was $112 million, net loss was $215 million and diluted loss per share was $1.93, decreases of $379 million, $370 million and $3.31, respectively, each compared to the third quarter of 2007.
    During the quarter ended September 30, 2008, we recorded a number of unusual items, including impairment charges associated with long-lived assets and future tax assets, restructuring charges, and a foreign currency gain. The aggregate net charge for unusual items totalled $234 million. On a per share basis, the aggregate net charge for unusual items totalled $2.10.
    During the third quarter ended September 30, 2008, we generated cash from operations of $285 million before changes in non cash operating assets and liabilities, and invested $35 million in non cash operating assets and liabilities. Total investment activities for the third quarter of 2008 were $236 million, including $150 million in fixed asset additions, $4 million in acquisition costs, and $82 million increase in other assets.
    No shares were repurchased during the third quarter of 2008 pursuant to the terms of our normal course issuer bid.

    <<
    NINE MONTHS ENDED SEPTEMBER 30, 2008
    ------------------------------------
    >>
    We posted sales of $18.9 billion for the nine months ended September 30, 2008, a decrease of 2% over the nine months ended September 30, 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and our tooling, engineering and other sales.
    During the nine months ended September 30, 2008, North American and European average dollar content per vehicle increased 2% and 18%, respectively, each over the comparable nine-month period in 2007. During the nine months ended September 30, 2008, North American and European vehicle production declined 14% and 3%, respectively, each over the comparable nine-month period in 2007.
    Complete vehicle assembly sales decreased 7% to $2.827 billion for the nine months ended September 30, 2008 compared to $3.027 billion for the nine months ended September 30, 2007, while complete vehicle assembly volumes declined 31% to 108,503 units compared to the first nine months of 2007.
    During the nine months ended September 30, 2008, operating income was $493 million, net income was $219 million and diluted earnings per share was $1.92, decreases of $456 million, $416 million and $3.77, respectively, each compared to the third quarter of 2007.
    During the nine months ended September 30, 2008, we generated cash from operations of $1.21 billion before changes in non cash operating assets and liabilities, and invested $532 million in non cash operating assets and liabilities. Total investment activities for the first nine months of 2008 were $770 million, including $465 million in fixed asset additions, $109 million to purchase subsidiaries, and $196 million increase in investments and other assets.
    During the nine months ended September 30, 2008, we purchased for cancellation 3.5 million Class A Subordinate Voting Shares for cash consideration of $245 million, pursuant to terms of our normal course issuer bid program.
    A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2008 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    Don Walker, Magna's co-CEO commented, "As a result of the extremely challenging conditions of the automotive industry in North America, including weakening automotive sales and vehicle production, it is necessary and prudent that we undertake further restructuring actions. None the less, we continue to invest in new technologies and programs with our customers for Magna's long-term growth and profitability that will benefit our customers, employees and shareholders in the years ahead."

    <<
    DIVIDENDS
    ---------
    >>
    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B shares for the quarter ended September 30, 2008. The dividend of U.S.$0.18 per share is payable on December 15, 2008 to shareholders of record on November 28, 2008.
    Vincent J. Galifi, our Executive Vice President and Chief Financial Officer said, "During the third quarter, the auto industry downturn worsened in North America and spread to Western Europe. These factors took their toll on our third quarter financial results, and conditions are not expected to improve meaningfully in the short term. Across Magna, we are reviewing all uses of cash with an eye to maintaining our strong financial position in light of the turmoil currently facing many automotive participants. Our Board's decision to adjust our dividend as a result of our reduction in profitability and uncertainty about the timing of an industry recovery in our traditional markets reflects this view."

    <<
    2008 OUTLOOK
    ------------
    >>
    We have significantly reduced our expectations for 2008 light vehicle production volumes in North America. For the full year 2008, we now expect light vehicle production volumes of approximately 12.8 million units in North America and approximately 14.9 million units in Europe. Consequently, we expect consolidated sales to be between $23.2 billion and $24.3 billion for full year 2008. Full year 2008 average dollar content per vehicle is expected to be between $835 and $860 in North America and between $475 and $495 in Europe. We expect full year 2008 complete vehicle assembly sales to be between $3.25 billion and $3.45 billion.
    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $700 million to $750 million.
    In our 2008 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 80,000 employees in 243 manufacturing operations and 63 product development and engineering centres in 24 countries.

    <<
    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Tuesday, November 4, 2008 at 8:30 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-894-8917. The number for overseas callers is 1-212-231-2901. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
    -------------------------------------------------------------------------


    FORWARD-LOOKING STATEMENTS
    --------------------------
    >>
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    <<
    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------
    >>

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2008 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at November 3, 2008.

    <<
    OVERVIEW
    -------------------------------------------------------------------------
    >>
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2008, we had 243 manufacturing divisions and 63 product development and engineering centres in 24 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    <<
    HIGHLIGHTS
    -------------------------------------------------------------------------
    During the third quarter of 2008, we witnessed a significant decline in North American vehicle production volumes due to a drop in consumer demand for automobiles primarily as a result of:

    -   high oil prices;
    -   falling equity and home values;
    -   the global credit crisis and the lack of credit availability;
    -   higher unemployment;
    -   negative economic trends;
    -   falling consumer confidence; and
    -   related factors.
    >>

    Conditions in the North American auto industry continued to be extremely difficult. In the third quarter of 2008 U.S. vehicle sales continued to weaken, and consequently North American auto production declined 18% from the third quarter of 2007. In North America the Detroit 3 fared even worse with vehicle production declining 25%. We also expect that fourth quarter vehicle production in North America will be similar to the third quarter of 2007, with anticipated production of approximately 3.0 million units, a decline of 19% from the fourth quarter of 2007.
    The economic woes and credit crisis that have impacted the North American economy have spread globally. In Western Europe, the automotive outlook has deteriorated rapidly, with declines in vehicle sales and vehicle production volumes. Third quarter vehicle production declined 8% compared to the third quarter of 2007, and we expect that fourth quarter vehicle production will be approximately 3.2 million units, a decrease of 19% from the fourth quarter of 2007.
    Based on these negative economic and other factors, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada as discussed in the "Unusual Items" section below. We also recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States as discussed in the "Unusual Items" section below.
    Due in part to the economic conditions in our traditional markets, particularly North America, we have been consolidating, moving, closing and/or selling operating facilities to improve our capacity utilization and manufacturing footprint. During 2008, we have closed and/or sold facilities and expect to close additional facilities in North America and Western Europe.
    In addition, we have restructured a number of facilities to operate at reduced capacity as a result of lower customer assembly volumes. Each operating unit is currently reviewing all discretionary spending to lower operating costs, and capital spending is being delayed, reduced or eliminated to the extent possible. Despite these efforts, we expect to incur additional restructuring and rationalization charges in the range of approximately
$70 million to $80 million related to activities that were initiated during 2008.
    Over the past 15 years we have diversified our geographic sales and manufacturing footprint to reduce our dependency on the North American market for our consolidated sales and profits. We have succeeded in these efforts largely as a result of diversification in Western Europe and we intend to continue to grow our manufacturing presence in new markets, including Asia and Eastern Europe, particularly in Russia. In the third quarter of 2008, Rest of World production sales grew 43% compared to the third quarter of 2007.
    Notwithstanding the above, our financial condition remains strong, with net cash of $1.7 billion and unused committed credit facilities of $1.9 billion at the end of the third quarter. We expect that this will help us withstand the severe economic downturn we are currently facing and allow us to continue investing for the future, including investments in innovation and making selective acquisitions that improve or complement our core business. We also believe our strong financial condition may enable us to win takeover business from financially and operationally weaker suppliers in the market.
    Finally, OJSC Russian Machines' ("Russian Machines") participation in the arrangements it entered into with the Stronach Trust in connection with its September 2007 strategic investment in Magna has terminated. Among other things, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares purchased in 2007 nor any interest in M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna's management.

    <<
    FINANCIAL RESULTS SUMMARY
    -------------------------------------------------------------------------
    During the third quarter of 2008, we posted sales of $5.5 billion, a decrease of 9% from the third quarter of 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and tooling, engineering and other sales. Comparing the third quarter of 2008 to the third quarter of 2007:

    - North American average dollar content per vehicle remained essentially unchanged, while vehicle production declined 18%;
    - European average dollar content per vehicle increased 10%, while vehicle production declined 8%; and
    - Complete vehicle assembly sales decreased 20% to $687 million from $859 million and complete vehicle assembly volumes declined 40%.

    During the third quarter of 2008, we incurred an operating loss of $112 million compared to operating income of $267 million for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the "Unusual Items" section below, operating income for the third quarter of 2008 decreased $210 million or 86%. The decrease in operating income was primarily due to:

    - decreased margins earned as a result of significantly lower production volumes, in particular on many high content programs in North America;
    - an additional impairment of our investments in asset-backed commercial paper ("ABCP"), as discussed in the "Cash Resources" section below;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs;
    - decreased margins earned on lower volumes for certain assembly programs;
    -   operational inefficiencies and other costs at certain facilities;
    -   downsizing costs primarily in North America;
    -   lower interest income; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   lower incentive compensation;
    - an increase in reported U.S. dollar operating income due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;
    -   productivity improvements at certain divisions;
    - additional margins earned on the launch of new programs during or subsequent to the third quarter of 2007; and
    - the benefit of restructuring activities during or subsequent to the third quarter of 2007.
    >>

    During the third quarter of 2008, we incurred a net loss of $215 million compared to net income of $155 million for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the "Unusual Items" section below, net income for the third quarter of 2008 decreased $151 million or 89%. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.
    During the third quarter of 2008, our diluted loss per share was $1.93 compared to diluted earnings per share of $1.38 for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the "Unusual Items" section below, diluted earnings per share for the third quarter of 2008 decreased $1.34 or 89%. The decrease in diluted earnings per share is as a result of the decrease in net income offset in part by a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was primarily due to a reduction in the number of diluted shares associated with stock options, debentures and restricted stock, since such shares were anti-dilutive in the third quarter of 2008.

    <<
    UNUSUAL ITEMS
    -------------------------------------------------------------------------
    During the three months and nine months ended September 30, 2008 and 2007, we recorded certain unusual items as follows:


                                  2008                       2007
                      ---------------------------- --------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------

    Third Quarter
      Impairment
       charges(1)       $  (258) $  (223) $ (2.00)       -        -        -
      Restructuring
       charges(1)            (4)      (4)   (0.04) $    (8) $    (5) $ (0.05)
      Foreign currency
       gain(2)              116      116     1.04        7        7     0.06
      Valuation
       allowance on
       future tax
       assets(3)              -     (123)   (1.10)       -        -        -
      Future tax
       charge(3)              -        -        -        -      (40)   (0.35)
      Sale of facility(4)     -        -        -      (12)      (7)   (0.06)
      Sale of property(4)     -        -        -       36       30     0.27
    -------------------------------------------------------------------------
    Total third quarter
     unusual items         (146)    (234)   (2.10)      23      (15)   (0.13)
    -------------------------------------------------------------------------

    Second Quarter
      Impairment
       charges(1)       $    (9) $    (7) $ (0.06) $   (22) $   (14) $ (0.12)
      Restructuring
       charges(1)             -        -        -      (14)     (10)   (0.09)
    -------------------------------------------------------------------------
    Total second quarter
     unusual items           (9)      (7)   (0.06)     (36)     (24)   (0.21)
    -------------------------------------------------------------------------

    Total year to date
     unusual items      $  (155) $  (241) $ (2.11) $   (13) $   (39) $ (0.35)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring and Impairment Charges

        During the first nine months of 2008 and 2007, we recorded impairment charges as follows:

                                           2008                  2007
                                  --------------------  ---------------------
                                  Operating        Net  Operating        Net
                                     Income     Income     Income     Income
        ---------------------------------------------------------------------

        Third Quarter
          North America           $     258  $     223  $       -  $       -
        ---------------------------------------------------------------------

        Second Quarter
          North America                   5          3         22         14
          Europe                          4          4          -          -
        ---------------------------------------------------------------------
        Total second quarter
         impairment charges               9          7         22         14
        ---------------------------------------------------------------------

        Total year to date
         impairment charges       $     267  $     230  $      22  $      14
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) For the nine months ended September 30, 2008

            Historically, we completed our annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

            As a result, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. At our powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million ($166 million after tax) were recorded primarily as a result of the following factors:

            - a dramatic market shift away from truck programs, in
              particular four wheel drive pick-up trucks and SUVs;
            - excess die-casting, machining and assembly capacity; and
            - historical losses that are projected to continue throughout our business planning period.

            At our interiors and exteriors operations, we recorded
            $65 million ($52 million after tax) of asset impairment charges primarily as a result of the following factors:

            - significantly lower volumes on certain pick-up truck and SUV programs;
            - the loss of certain replacement business;
            - capacity utilization that is not sufficient to support the current overhead structure; and
            - historical losses that are projected to continue throughout our business planning period.

            During the second quarter of 2008, we recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler's minivan facility in St. Louis. In Europe, we recorded a $4 million asset impairment related to specific assets at an interior systems facility that was disposed of during the third quarter of 2008.

            In addition to the impairment charges recorded above, during the third quarter of 2008 we incurred restructuring and rationalization costs of $4 million related to the closure of our seating systems facility in St. Louis.

        (b) For the nine months ended September 30, 2007

            During the second quarter of 2007, we recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at our powertrain facility in Syracuse, New York.

            During the third quarter of 2007, we incurred restructuring and rationalization charges of $8 million related to three facilities in North America, and during the second quarter of 2007, we incurred charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe

    (2) Foreign Currency Gains

        In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarters of 2008 and 2007 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million and $7 million, respectively.

    (3) Income Taxes

        (a) For the nine months ended September 30, 2008

            During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

            Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

            - historical consolidated losses at our U.S. operations that are expected to continue in the near-term;
            - the accelerated deterioration of near-term automotive market conditions in the United States; and
            - significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

        (b) For the nine months ended September 30, 2007

            During 2007, we recorded a $40 million charge to future income tax expense as a result of an alternative minimum tax that was introduced in Mexico.

    (4) Other Unusual Items

        During the third quarter of 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, we incurred a loss on disposition of the facility of $12 million. Also during the third quarter of 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million.


    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    >>
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure considerations, legislative changes, and environmental emissions standards and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our customers and our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, remain substantially unchanged in respect of the third quarter ended September 30, 2008, except that:

    <<
    - consumer demand for automobiles in our traditional markets has dropped more rapidly than anticipated as a result of negative economic trends, the global credit crisis and related factors;

    - production volumes of our largest North American and European customers have fallen more rapidly than previously anticipated and these volume reductions are expected to negatively impact our results for the remainder of 2008 and all of 2009;

    - the financial condition of several of our largest customers appears to be deteriorating more quickly than anticipated due to the impact of negative economic and industry trends as well as credit ratings downgrades and the overall impact of the credit crisis. As the financial condition of our customers deteriorates, we face intensified credit risks, which could adversely impact our profitability and financial condition;

    - prices of some steels, resins, paints/chemicals and other raw materials and commodities have recently moderated, as have oil and gas prices;

    - our financial results in recent quarters benefitted from the increasing relative values of the euro, British pound and Canadian dollar in relation to the U.S. dollar in which we report our results. Subsequent to quarter end, these currencies have declined significantly in value relative to the U.S. dollar, which could impact our profitability and financial condition; and

    - while we continue to have positive relations with Russian Machines and its affiliates, including the GAZ Group which is Russia's second largest automobile manufacturer, it is too early to determine whether Russian Machines' exit from the arrangements with the Stronach Trust will have any impact on our ability to execute our growth strategy in Russia.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                                  For the three months   For the nine months
                                    ended September 30,   ended September 30,
                                  ---------------------  --------------------
                                   2008   2007  Change   2008   2007  Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                 0.960  0.957       -  0.982  0.908   +  8%
    1 euro equals U.S. dollars    1.501  1.374   +  9%  1.521  1.345   + 13%
    1 British pound equals
     U.S. dollars                 1.890  2.020   -  7%  1.946  1.987   -  2%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2008 impacted the reported
U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impacts reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
    -------------------------------------------------------------------------

    Sales

                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                              2.917      3.558     -  18%
      Europe                                     3.229      3.499     -   8%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    860   $    862          -
      Europe                                  $    528   $    479     +  10%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  2,510   $  3,068     -  18%
        Europe                                   1,706      1,675     +   2%
        Rest of World                              143        100     +  43%
      Complete Vehicle Assembly                    687        859     -  20%
      Tooling, Engineering and Other               487        375     +  30%
    -------------------------------------------------------------------------
    Total Sales                               $  5,533   $  6,077     -   9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 18% or $558 million to $2.5 billion for the third quarter of 2008 compared to $3.1 billion for the third quarter of 2007. This decrease in production sales reflects an 18% decrease in North American vehicle production volumes and a slight decline in our North American average dollar content per vehicle. More importantly, during the third quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the third quarter of 2007. While North American vehicle production volumes declined 18% in the third quarter of 2008 compared to the third quarter of 2007, Ford and Chrysler vehicle production declined 33% and 32%, respectively.
    Our average dollar content per vehicle declined to $860 for the third quarter of 2008 compared to $862 for the third quarter of 2007, primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-size pickups and SUVs;
        -  the Ford F-Series SuperDuty;
        -  the Ford Edge and Lincoln MKX;
        -  the Dodge Nitro;
        -  the Ford Expedition and Lincoln Navigator;
        -  the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7; and
        -  the Ford Explorer and Mercury Mountaineer;
    - lower Dodge Ram and Ford F-Series production volumes in part as a result of the change-over to the next generation of vehicles in the third quarter of 2008 and the related ramp-up period;
    - programs that ended production during or subsequent to the third quarter of 2007, including the Chrysler Pacifica; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the third quarter of 2007, including:
        -  the Ford Flex;
        -  the Dodge Journey;
        -  the Mazda 6;
        -  the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  the Chevrolet Malibu; and
        -  the Cadillac CTS;
    - acquisitions completed subsequent to the third quarter of 2007, including:
        - a substantial portion of Plastech Engineered Products Inc.'s ("Plastech") exteriors business; and
        - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation ("Ogihara") and
    -   increased production and/or content on certain programs, including:
        -  the Saturn Outlook, Buick Enclave and GMC Acadia; and
        -  the Chevrolet Cobalt and Pontiac Pursuit.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 2% or $31 million to $1.706 billion for the third quarter of 2008 compared to $1.675 billion for the third quarter of 2007. This increase in production sales reflects a 10% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes for the third quarter of 2008, each as compared to the third quarter of 2007.
    Our average dollar content per vehicle grew by 10% or $49 to $528 for the third quarter of 2008 compared to $479 for the third quarter of 2007, primarily as a result of:

    <<
    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;
    -   increased production and/or content on certain programs, including:
        -  the MINI Clubman; and
        -  the smart fortwo; and
    - the launch of new programs during or subsequent to the third quarter of 2007, including;
        -  the Volkswagen Tiguan;
        -  the Jaguar XF; and
        -  the Audi Q5.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the BMW X3;
    - the sale of certain facilities during or subsequent to the third quarter of 2007;
    - programs that ended production during or subsequent to the third quarter of 2007, including the Chrysler Voyager; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 43% or $43 million to $143 million for the third quarter of 2008 compared to $100 million for the third quarter of 2007. The increase in production sales is primarily as a result of:

    - the launch of new programs during or subsequent to the third quarter of 2007 in South Africa, Korea and China;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.
    >>

    These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $    687   $    859     -  20%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
         Saab 9(3) Convertible                  18,974     27,542     -  31%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander    6,257     14,413     -  57%
    -------------------------------------------------------------------------
                                                25,231     41,955     -  40%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 20% or $172 million to $687 million for the third quarter of 2008 compared to $859 million for the third quarter of 2007 while assembly volumes decreased 40% or 16,724 units. The decrease in complete vehicle assembly sales was primarily as a result of:

    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 30% or $112 million to $487 million for the third quarter of 2008 compared to $375 million for the third quarter of 2007.
    In the third quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Lincoln MKS;
    -   the Cadillac BRX and Saab 9-4X;
    -   the Mercedes-Benz M-Class;
    -   the Mazda 6;
    -   the BMW Z4;
    -   the Dodge Ram; and
    -   the Opel Insignia.

    In the third quarter of 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford F-Series SuperDuty;
    -   the Audi A4;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups; and
    -   the Ford Flex.

    In addition, tooling, engineering and other sales benefited from the strengthening of the euro against the U.S. dollar.

    Gross Margin

    Gross margin decreased 25% or $198 million to $600 million for the third quarter of 2008 compared to $798 million for the third quarter of 2007 and gross margin as a percentage of total sales decreased to 10.8% compared to 13.1%. The unusual items discussed previously in the "Unusual Items" section negatively impacted gross margin as a percent of total sales by 0.1% in both the third quarter of 2008 and 2007. Excluding these unusual items, the 2.3% decrease in gross margin as a percentage of total sales was primarily as a result of:

    - lower gross margin earned as a result of a significant decrease in production volumes, in particular on many high content programs in North America;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and exterior systems facilities in North America;
    -   costs incurred in preparation for upcoming launches;
    -   an increase in tooling and other sales that earn low or no margins;
    -   increased commodity costs; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the decrease in complete vehicle assembly sales which has a lower gross margin than our consolidated average;
    -   productivity and efficiency improvements at certain facilities;
    -   lower employee profit sharing; and
    - the benefit of restructuring activities during or subsequent to the third quarter of 2007.

    Depreciation and Amortization

    Depreciation and amortization costs decreased 1% or $3 million to $217 million for the third quarter of 2008 compared to $220 million for the third quarter of 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, depreciation and amortization remained unchanged at $217 million. Depreciation and amortization increased due to the strengthening of the euro against the U.S. dollar for the third quarter of 2008 compared to the third quarter of 2007. Excluding the effect of foreign exchange, depreciation and amortization decreased primarily as a result of:

    - the sale or disposition of certain facilities subsequent to the third quarter of 2007; and
    - the write-down of certain assets during or subsequent to the third quarter of 2007.

    These factors were partially offset by:

    - acquisitions completed subsequent to the third quarter of 2007 including:
        -  the Ogihara acquisition; and
        - the acquisition of a substantial portion of Plastech's exteriors business.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 4.6% for the third quarter of 2008 compared to 5.4% for the third quarter of 2007. SG&A expenses decreased 23% or $77 million to $253 million for the third quarter of 2008 compared to $330 million for the third quarter of 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, SG&A expenses increased by $9 million primarily as a result of:

    - net foreign exchange losses incurred during the third quarter of 2008 compared to net foreign exchange gains recorded in the third quarter of 2007;
    - a $24 million write-down of our investments in ABCP as discussed in the "Cash Resources" section below, compared to a $7 million write-down in the third quarter or 2007;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro against the U.S. dollar;
    - higher infrastructure costs related to programs that launched during or subsequent to the third quarter of 2007; and
    -   higher infrastructure costs related the acquisition of Ogihara.

    These factors were partially offset by:

    -   lower incentive compensation;
    -   lower employee profit sharing;
    -   reduced spending at certain facilities; and
    - the sale or disposition of certain facilities during or subsequent to the third quarter of 2007.

    Earnings before Interest and Taxes ("EBIT")(1)

                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    North America                             $   (303)  $    165     - 284%
    Europe                                          52         84     -  38%
    Rest of World                                    9          2     + 350%
    Corporate and Other                            116         (3)         -
    -------------------------------------------------------------------------
    Total EBIT                                $   (126)  $    248     - 151%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the third quarters of 2008 and 2007 were the following unusual items, which have been discussed previously in the "Unusual Items" section.

                                                        For the three months
                                                          ended September 30,
                                                        ---------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $   (258)  $      -
      Restructuring charges                                    (4)        (8)
    -------------------------------------------------------------------------
                                                             (262)        (8)
    -------------------------------------------------------------------------
    Europe
      Sale of facility                                          -        (12)
      Sale of property                                          -         36
    -------------------------------------------------------------------------
                                                                -         24
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                   116          7
    -------------------------------------------------------------------------
                                                         $   (146)  $     23
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.

    North America

    EBIT in North America decreased 284% or $468 million to a loss of $303 million for the third quarter of 2008 compared to earnings of $165 million for the third quarter of 2007. Excluding the North American unusual items discussed previously in the "Unusual Items" section, the $214 million decrease in EBIT was primarily as a result of:

    - lower earnings as a result of a significant decrease in production volumes, in particular on many high content programs;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    - operational inefficiencies and other costs at certain facilities, in particular at certain exterior, interior and powertrain systems facilities;
    - net foreign exchange losses incurred during the third quarter of 2008 compared to net foreign exchange gains recorded in the third quarter of 2007;
    -   increased commodity costs;
    -   increased downsizing costs; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    -   lower incentive compensation;
    -   lower employee profit sharing;
    -   lower affiliation fees paid to corporate;
    -   incremental margin earned from the acquisition of Ogihara; and
    - the benefit of restructuring activities during or subsequent to the third quarter of 2007.

    Europe

    EBIT in Europe decreased 38% or $32 million to $52 million for the third quarter of 2008 compared to $84 million for the third quarter of 2007. Excluding the European unusual items discussed previously in the "Unusual Items" section, the $8 million decrease in EBIT primarily as a result of:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    -   operational inefficiencies and other costs at certain facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the benefit of restructuring activities during or subsequent to the third quarter of 2007;
    - productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;
    -   lower employee profit sharing;
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; and
    - increased margins earned on production programs that launched during or subsequent to the third quarter of 2007.

    Rest of World

    Rest of World EBIT increased $7 million to $9 million for the third quarter of 2008. The increase in EBIT was primarily as a result of:

    - incremental margin earned on the increase in production sales discussed above; and
    - productivity and efficiency improvements at certain facilities, primarily in China.

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT increased $119 million to $116 million for the third quarter of 2008 compared to a loss of $3 million for the third quarter of 2007. Excluding the Corporate and Other unusual items discussed previously in the "Unusual Items" section, the $10 million increase in EBIT was primarily as a result of:

    -   lower incentive compensation; and
    -   decreased consulting fees.

    These factors were partially offset by:

    - the additional $24 million (Q3 2007 - $7 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section below; and
    -   lower affiliation fees earned from our divisions.
    >>

    Interest Income, Net

    Net interest income decreased $5 million to $14 million for the third quarter of 2008 compared to $19 million for the third quarter of 2007. The decrease in net interest income was primarily as a result of an increase in interest expense on short term borrowing partially offset by a reduction in interest expense on long-term debt due to the repayment in January 2008 of the fourth series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").

    Operating Income

    For the third quarter of 2008, we incurred an operating loss of $112 million compared to operating income of $267 million for the third quarter of 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, operating income for the third quarter of 2008 decreased 86% or $210 million. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items) combined with the decrease in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) for the third quarters of 2008 and 2007 were significantly impacted by the unusual items discussed previously in the "Unusual Items" section. Excluding unusual items, our effective income tax rate increased to 46.9% for the third quarter of 2008 compared to 30.3% in the third quarter of 2007. The higher effective income tax rate in 2008 was primarily due to losses and other items not benefited for tax, partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

    Net Income

    For the third quarter of 2008, we incurred a net loss of $215 million compared to net income of $155 million for the third quarter of 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, net income decreased 89% or $151 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

    <<
    Earnings per Share
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    (Loss) earnings per Class A Subordinate
     Voting or Class B Share
      Basic                                   $  (1.93)  $   1.40        N/A
      Diluted                                 $  (1.93)  $   1.38        N/A
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      111.6      110.5       + 1%
      Diluted                                    111.6      113.1       - 1%
    -------------------------------------------------------------------------
    >>

    For the third quarter of 2008 we lost $1.93 per share compared to diluted earnings per share of $1.38 for the third quarter of 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, diluted earnings per share decreased $1.34 from the third quarter of 2007 to the third quarter of 2008 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding.
    The decrease in the weighted average number of diluted shares outstanding was primarily due to a reduction in the number of diluted shares associated with stock options, debentures and restricted stock, since such shares were anti-dilutive in the third quarter of 2008.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the third quarter of 2008 was negative 7.1%, compared to a positive return of 14.7% for the third quarter of 2007. The unusual items discussed previously in the "Unusual Items" section negatively impacted ROFE in the third quarter of 2008 by 8.2% and positively impacted ROFE by 1.3% in the third quarter of 2007.
    Excluding these unusual items, the 12.3% decrease in ROFE was as a result of the decrease in EBIT, as described above, combined with a $340 million increase in average funds employed for the third quarter of 2008 compared to the third quarter of 2007. The increase in our average funds employed was primarily as a result of:

    <<
    -   an increase in our average investment in working capital;
    -   the strengthening of the euro against the U.S. dollar; and
    - an increase in our long-term investments due to the reclassification of ABCP as discussed in the "Cash Resources" section below.

    -------------------------------------------------------------------------

    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Net (loss) income                         $   (215)  $    155
    Items not involving current cash flows         490        185
    -------------------------------------------------------------------------
                                                   275        340   $    (65)
    Changes in non-cash operating assets
     and liabilities                               (25)      (123)
    -------------------------------------------------------------------------
    Cash provided from operating activities   $    250   $    217   $     33
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $65 million to $275 million for the third quarter of 2008 compared to $340 million for the third quarter of 2007. The decrease in cash flow from operations was due to a $370 million decrease in net income (as discussed above) partially offset by a $305 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

    <<
                                                        For the three months
                                                         ended September 30,
                                                       ----------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    Long-lived asset impairments                         $    258   $      -
    Valuation allowance established against
     future tax assets                                        123          -
    Depreciation and amortization                             217        220
    Future income taxes and non-cash portion of
     current taxes                                            (77)       (30)
    Equity income                                              (2)         -
    Other non-cash charges                                    (29)        (5)
    -------------------------------------------------------------------------
    Items not involving current cash flows               $    490   $    185
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The $47 million change in future income taxes and non-cash portion of current taxes is due to the income tax impact of the long-lived asset impairments and the resulting timing difference between tax and book values of net assets and reserves.
    Cash invested in non-cash operating assets and liabilities amounted to $25 million for the third quarter of 2008 compared to $123 million for the third quarter of 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

    <<
                                                        For the three months
                                                         ended September 30,
                                                       ----------------------
                                                             2008       2007
    -------------------------------------------------------------------------

    Accounts receivable                                  $    345   $      9
    Inventory                                                 (48)       (93)
    Prepaid expenses and other                                 (8)         -
    Accounts payable and other accrued liabilities           (276)       (56)
    Income taxes payable                                      (31)        22
    Deferred revenue                                           (7)        (5)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets
     and liabilities                                     $    (25)  $   (123)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The decrease in accounts receivable in the third quarter of 2008 was primarily due to a decrease in production receivables related to lower sales volumes in both North America and Europe compared to the second quarter of 2008. The decrease in accounts payable and other accrued liabilities was due to lower purchases related to lower volumes and the timing of payments to suppliers. The decrease in income taxes payable was primarily due to the amount of income tax instalments.

    <<
    Capital and Investment Spending

                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Fixed assets                              $   (150)  $   (174)
    Investments and other assets                   (82)      (145)
    -------------------------------------------------------------------------
    Fixed assets, investments
     and other assets additions                   (232)      (319)
    Purchase of subsidiaries                        (4)         -
    Proceeds from disposals                         31         76
    -------------------------------------------------------------------------
    Cash used in investing activities         $   (205)  $   (243)  $     38
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed assets, investments and other assets additions

    In the third quarter of 2008, we invested $150 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2008 was for manufacturing equipment for programs that launched during the third quarter of 2008 or will be launching subsequent to the third quarter of 2008.
    In the third quarter of 2008, we invested $82 million in other assets related primarily to fully reimbursable planning and engineering costs for programs that will be launching during or subsequent to 2008. The increase in investments and other assets for the third quarter of 2007, relates primarily to a $130 million investment in ABCP as discussed in the "Cash Resources" section below.

    Proceeds from disposition

    Proceeds from disposal in the third quarter of 2008 were $31 million which represent normal course fixed and other asset disposals. For the third quarter of 2007, proceeds from disposal reflect the proceeds received on the sale of property, as discussed previously in the "Unusual Items" section and normal course fixed and other asset disposals.

    Financing

    <<
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Repayments of debt                        $    (35)  $    (53)
    Issues of debt                                   -          3
    Issues of Class A Subordinate Voting Shares      -      1,537
    Repurchase of Class A Subordinate
     Voting Shares                                   -     (1,091)
    Repurchase of Class B Shares                     -        (24)
    Cash dividends paid                            (40)       (42)
    -------------------------------------------------------------------------
    Cash (used in) provided from financing
     activities                               $    (75)  $    330   $   (405)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The repayments of debt in the third quarter of 2008 include the repayment of government debt in Europe.
    During the third quarter of 2007, we issued 20.0 million Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 0.2 million Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Capital transactions" section of our 2007 Annual Report to Shareholders.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.36 in the third quarters of 2008 and 2007.

    Financing Resources

    <<
    Capitalization

                                                 As at      As at
                                             September   December
                                              30, 2008   31, 2007     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                       $     73   $     89
      Long-term debt due within one year           442        374
      Long-term debt                               170        337
    -------------------------------------------------------------------------
                                                   685        800
    Shareholders' equity                         8,196      8,642
    -------------------------------------------------------------------------
    Total capitalization                      $  8,881   $  9,442   $   (561)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization decreased by $561 million to $8.88 billion at September 30, 2008 as compared to $9.44 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders' equity and liabilities of $446 million and $115 million, respectively.
    The decrease in liabilities is primarily as a result of the repayment of the fourth series of our senior unsecured notes related to the NVG acquisition and government debt in Europe.
    The decrease in shareholders' equity was primarily as a result of:

    <<
    - a $178 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2007 and September 30, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe;
    - the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
    -   dividends paid during the first nine months of 2008.
    >>

    These factors were partially offset by net income earned during the first nine months of 2008 (as discussed above).

    Cash Resources

    During the first nine months of 2008, our cash resources decreased by $557 million to $2.4 billion as a result of the cash used in investing activities and financing activities partially offset by the cash provided from operating activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.9 billion was unused and available.
    In addition, at September 30, 2008, we held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. At September 30, 2008, the carrying value of this investment was Cdn$79 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of our 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.
    During the first nine months of 2008, we recorded a $41 million impairment charge (Q3 - $24 million; Q1 - $17 million) due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first and third quarters of 2008 was primarily due to:

    <<
    - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and
    - the widening of market credit spreads as a result of deterioration in credit markets during the quarter.
    >>

    Continuing uncertainties regarding the value of the assets that underlie the ABCP could give rise to a change in the value of our investment in ABCP, which could impact our earnings. These uncertainties include: (i) the amount and timing of cash flows associated with the ABCP; (ii) the significant deterioration of credit markets since September 30, 2008; (iii) the outcome of the restructuring process; and (iv) the final rating of the Notes that will be issued by DBRS on closing of the restructuring.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at November 3, 2008 were exercised or converted:

    <<
    Class A Subordinate Voting and Class B Shares                112,598,017
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              2,934,710
    -------------------------------------------------------------------------
                                                                 116,629,316
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2008 that are outside the ordinary course of business. Refer to our MD&A included in our 2007 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $17 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    <<
    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
    -------------------------------------------------------------------------

    Sales
                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of
     units)
      North America                              9.883     11.444      - 14%
      Europe                                    11.676     12.002       - 3%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                           $    865   $    844       + 2%
      Europe                                  $    498   $    421      + 18%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                         $  8,545   $  9,663      - 12%
        Europe                                   5,817      5,055      + 15%
        Rest of World                              412        287      + 44%
      Complete Vehicle Assembly                  2,827      3,027       - 7%
      Tooling, Engineering and Other             1,267      1,199       + 6%
    -------------------------------------------------------------------------
    Total Sales                               $ 18,868   $ 19,231       - 2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America decreased 12% or $1.12 billion to $8.54 billion for the nine months ended September 30, 2008 compared to $9.66 billion for the nine months ended September 30, 2007. This decrease in production sales reflects a 14% decrease in North American vehicle production volumes partially offset by a 2% increase in our North American average dollar content per vehicle. More importantly, during the first nine months of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the first nine months of 2007. While North American vehicle production volumes declined 14% in the first nine months of 2008 compared to the first nine months of 2007, Chrysler, GM and Ford vehicle production declined 21%, 20% and 17%, respectively.
    Our average dollar content per vehicle grew by 2% or $21 to $865 for the nine months ended September 30, 2008 compared to $844 for the nine months ended September 30, 2007. Excluding the effect of foreign exchange our average dollar content per vehicle decreased primarily as a result of:

    <<
    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-sized pickups and SUVs;
        -  the Ford F-Series SuperDuty;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Dodge Nitro;
        -  the Dodge Ram;
        -  the Chevrolet Trailblazer, GMC Envoy and Buick Rainier;
        -  the Hummer H3;
        -  the Ford Expedition and Lincoln Navigator; and
        -  the Ford Edge and Lincoln MKX;
    - programs that ended production during or subsequent to the nine months ended September 30, 2007, including the Chrysler Pacifica; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the nine months ended September 30, 2007, including:
        -  the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  the Dodge Journey;
        -  the Ford Flex;
        -  the Buick Enclave and Chevrolet Traverse;
        -  the Cadillac CTS;
        -  the Jeep Liberty;
        -  the Chevrolet Malibu; and
        -  the Ford Escape, Mercury Mariner and Mazda Tribute;
    - acquisitions completed subsequent to the third quarter of 2007, including:
        -  a substantial portion of Plastech's exteriors business; and
        -  Ogihara; and
    - increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac Pursuit.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 15% or $762 million to $5.8 billion for the nine months ended September 30, 2008 compared to $5.1 billion for the nine months ended September 30, 2007. This increase in production sales reflects an 18% increase in our European average dollar content per vehicle partially offset by a 3% decrease in European vehicle production volumes.
    Our average dollar content per vehicle grew by 18% or $77 to $498 for the nine months ended September 30, 2008 compared to $421 for the nine months ended September 30, 2007, primarily as a result of:

    <<
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes-Benz C-Class;
        -  the Volkswagen Transporter / Multivan;
        -  the smart fortwo; and
        -  the Volkswagen Caddy; and
    - the launch of new programs during or subsequent to the first nine months of 2007, including:
        -  the Volkswagen Tiguan; and
        -  the MINI Clubman.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the MINI Cooper; and
        -  the BMW X3;
    - programs that ended production during or subsequent to the first nine months of 2007, including the Chrysler Voyager;
    - the sale of certain facilities during or subsequent to the first nine months of 2007; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 44% or $125 million to $412 million for the nine months ended September 30, 2008 compared to $287 million for the nine months ended September 30, 2007. The increase in production sales was primarily as a result of:

    - the launch of new programs during or subsequent to the nine months ended September 30, 2007 in South Africa, China and Korea;
    - increased production and/or content on certain programs in China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi and Brazilian real, each against the U.S. dollar.

    These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales           $  2,827   $  3,027       - 7%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:                              83,268    102,215      - 19%
        BMW X3, Mercedes-Benz E-Class
         and G-Class, and Saab 9(3)
         Convertible
      Value-Added:                              25,235     55,861      - 55%
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                               108,503    158,076      - 31%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly sales decreased 7% or $200 million to $2.8 billion for the nine months ended September 30, 2008 compared to $3.0 billion for the nine months ended September 30, 2007, while assembly volumes decreased 31% or 49,573 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    <<
    - a decrease in assembly volumes for the BMW X3, Saab 9(3) Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
    - the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the Mercedes-Benz G-Class.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 6% or $68 million to $1.3 billion for the nine months ended September 30, 2008 compared to $1.2 billion for the nine months ended September 30, 2007.
    In the nine months ended September 30, 2008, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the BMW Z4, X3 and 1-Series;
    -   the Mazda 6;
    -   the MINI Cooper, Clubman and Crossman;
    -   GM's full-size pickups;
    -   Cadillac BRX and Saab 9-4X;
    -   Lincoln MKS;
    -   the Ford F-Series;
    -   the Mercedes-Benz M-Class;
    -   the Audi A5; and
    -   the Ford Freestar.

    In the nine months ended September 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW X3;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Ford F-Series SuperDuty;
    -   the Audi A4;
    -   the Mercedes-Benz C-Class;
    -   the Mazda 6;
    -   the Ford Flex; and
    -   the Ford Taurus and Mercury Sable.

    In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

    EBIT

                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2008       2007     Change
    -------------------------------------------------------------------------
    North America                             $    (15)  $    573
    Europe                                         316        300
    Rest of World                                   29         12
    Corporate and Other                            115         23
    -------------------------------------------------------------------------
    Total EBIT                                $    445   $    908      - 51%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the nine-month periods ended September 30, 2008 and 2007 were the following unusual items, which are discussed previously in the "Unusual Items" section.

                                                         For the nine months
                                                         ended September 30,
                                                        ---------------------
                                                             2008       2007
    -------------------------------------------------------------------------
    North America
      Impairment charges                                 $   (263)  $    (22)
      Restructuring charges                                    (4)       (18)
    -------------------------------------------------------------------------
                                                             (267)       (40)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                 $     (4)  $      -
      Restructuring charges                                     -         (4)
      Sale of facilities                                        -        (12)
      Sale of property                                          -         36
    -------------------------------------------------------------------------
                                                               (4)        20
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                   116          7
    -------------------------------------------------------------------------
                                                         $   (155)  $    (13)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America decreased $588 million to a loss of $15 million for the nine months ended September 30, 2008 compared to earnings of $573 million for the nine months ended September 30, 2007. Excluding the North American unusual items discussed previously in the "Unusual Items" section, EBIT decreased $227 million, primarily as a result of:

    - lower earnings as a result of a significant decrease in production volumes, in particular on many high content programs;
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain, interior and exterior systems facilities;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs;
    -   increased downsizing costs; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    -   a favourable settlement on research and development incentives;
    - incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2007;
    -   lower incentive compensation;
    -   lower affiliation fees paid to corporate;
    -   incremental margin earned related to the acquisition of Ogihara;
    -   lower employee profit sharing; and
    - the benefit of restructuring activities during or subsequent to the third quarter of 2007.
    >>

    Europe

    EBIT in Europe increased 5% or $16 million to $316 million for the nine months ended September 30, 2008 compared to $300 million for the nine months ended September 30, 2007. Excluding the European unusual items discussed previously in the "Unusual Items" section, EBIT increased by $40 million, primarily as a result of:

    <<
    - operational improvements at certain facilities, in particular at certain interior systems facilities;
    - an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
    - incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2007;
    - incremental margin earned on higher volumes for certain production programs;
    -   lower employee profit sharing and incentive compensation;
    -   a favourable revaluation of warranty accruals; and
    - the benefit of restructuring activities during or subsequent to the third quarter of 2007.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
    -   operational inefficiencies and other costs at certain facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.

    Rest of World

    EBIT in the Rest of World increased $17 million to $29 million for the nine months ended September 30, 2008 compared to $12 million for the nine months ended September 30, 2007. EBIT increased primarily as a result of:

    - additional margin earned on the increase in production sales discussed previously; and
    - improved operating efficiencies at certain facilities, primarily in China.
    >>

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market and a decrease in equity income earned on our 41% interest in Shin Young Metal Ind. Co.

    Corporate and Other

    Corporate and Other EBIT increased $92 million to $115 million for the nine months ended September 30, 2008 compared to $23 million for the nine months ended September 30, 2007. Excluding the Corporate and Other unusual items discussed previously in the "Unusual Items" section, EBIT decreased by $17 million, primarily as a result of:

    <<
    - the additional $41 million (2007 - $7 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section above;
    -   a decrease in affiliation fees earned from our divisions; and
    -   higher charitable donations.

    These factors were partially offset by decreased stock compensation and incentive compensation costs.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------
    >>

    Subject to approval by the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), our Board of Directors yesterday approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and deferred profit sharing programs, up to 11,000,000 of our Class A Subordinate Voting Shares, representing approximately 9.9% of our public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2008 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

    <<
    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
    >>

    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 21 of our 2007 audited consolidated financial statements, which describes these claims. In October 2008, we settled the C-MAC Invotronics Inc. litigation with no material impact in the quarter.

    <<
    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
    >>

    There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    <<
    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    >>

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Sales                          $  5,533   $  6,077   $ 18,868   $ 19,231
    -------------------------------------------------------------------------

    Cost of goods sold                4,933      5,279     16,535     16,618
    Depreciation and
     amortization                       217        220        664        633
    Selling, general and
     administrative         9, 12       253        330        976      1,058
    Interest income, net                (14)       (19)       (48)       (41)
    Equity income                        (2)         -        (19)        (8)
    Impairment charges          2       258          -        267         22
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                      (112)       267        493        949
    Income taxes                8       103        112        274        314
    -------------------------------------------------------------------------
    Net (loss) income                  (215)       155        219        635
    Other comprehensive
     (loss) income:            12
      Net realized and
       unrealized (losses)
       gains on translation
       of net investment in
       foreign operations              (354)       308       (294)       609
      Repurchase of shares     10         -       (156)       (32)      (156)
      Net unrealized losses
       on cash flow hedges              (12)        (6)        (6)        (6)
      Reclassifications of
       net (gains) losses
       on cash flow hedges
       to net (loss) income              (1)        (1)        (3)         3
    -------------------------------------------------------------------------
    Comprehensive (loss) income    $   (582)  $    300   $   (116)  $  1,085
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per
     Class A Subordinate
     Voting or Class B Share:
      Basic                        $  (1.93)  $   1.40   $   1.94   $   5.80
      Diluted                      $  (1.93)  $   1.38   $   1.92   $   5.69
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.36   $   0.36   $   1.08   $   0.79
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during the
     period (in millions):
      Basic                           111.6      110.5      113.2      109.5
      Diluted                         111.6      113.1      114.4      112.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,780   $  4,206   $  3,526   $  3,773
    Net (loss) income                  (215)       155        219        635
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (40)       (42)      (122)       (89)
    Repurchase of Class A
     Subordinate Voting
     Shares                    10         -       (655)       (98)      (655)
    Repurchase of Class B
     Shares                    10         -        (24)         -        (24)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,525   $  3,640   $  3,525   $  3,640
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2008       2007       2008       2007
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net (loss) income              $   (215)  $    155   $    219   $    635
    Items not involving
     current cash flows                 490        185        991        623
    -------------------------------------------------------------------------
                                        275        340      1,210      1,258
    Changes in non cash
     operating assets
     and liabilities                    (25)      (123)      (532)      (494)
    -------------------------------------------------------------------------
                                        250        217        678        764
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (150)      (174)      (465)      (436)
    Purchase of subsidiaries    4        (4)         -       (109)       (46)
    Increase in investments
     and other assets           5       (82)      (145)      (196)      (175)
    Proceeds from disposition            31         76         56        103
    -------------------------------------------------------------------------
                                       (205)      (243)      (714)      (554)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                  (35)       (53)      (100)       (68)
    Issues of debt                        -          3          2         34
    Issues of Class A
     Subordinate Voting Shares            -      1,537          -      1,560
    Repurchase of Class A
     Subordinate Voting
     Shares                    10         -     (1,091)      (247)    (1,091)
    Repurchase of Class B
     Shares                               -        (24)         -        (24)
    Dividends                           (40)       (42)      (121)       (89)
    -------------------------------------------------------------------------
                                        (75)       330       (466)       322
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                   (93)       115        (55)       235
    -------------------------------------------------------------------------

    Net (decrease) increase
     in cash and cash
     equivalents during
     the period                        (123)       419       (557)       767
    Cash and cash equivalents,
     beginning of period              2,520      2,233      2,954      1,885
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,397   $  2,652   $  2,397   $  2,652
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                  September 30,  December 31,
                                            Note          2008          2007
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                        $   2,397     $   2,954
    Accounts receivable                                  4,018         3,981
    Inventories                                          1,831         1,681
    Prepaid expenses and other                             151           154
    -------------------------------------------------------------------------
                                                         8,397         8,770
    -------------------------------------------------------------------------
    Investments                                3           229           280
    Fixed assets, net                          2         3,845         4,307
    Goodwill                                   4         1,228         1,237
    Future tax assets                          8           158           280
    Other assets                               5           597           469
    -------------------------------------------------------------------------
                                                     $  14,454     $  15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $      73     $      89
    Accounts payable                                     3,544         3,492
    Accrued salaries and wages                             577           544
    Other accrued liabilities                  6           861           911
    Income taxes payable                                    33           248
    Long term debt due within one year                     442           374
    -------------------------------------------------------------------------
                                                         5,530         5,658
    -------------------------------------------------------------------------
    Deferred revenue                                        40            60
    Long term debt                                         170           337
    Other long term liabilities                            380           394
    Future tax liabilities                                 138           252
    -------------------------------------------------------------------------
                                                         6,258         6,701
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             10
      Class A Subordinate Voting Shares
       (issued: 111,871,188;
       December 31, 2007 - 115,344,184)                  3,597         3,708
      Class B Shares
       (convertible into Class A
       Subordinate Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                       11            59            58
    Retained earnings                                    3,525         3,526
    Accumulated other comprehensive income    12         1,015         1,350
    -------------------------------------------------------------------------
                                                         8,196         8,642
    -------------------------------------------------------------------------
                                                     $  14,454     $  15,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes




    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company's 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2007 annual consolidated financial statements, except the company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, "Inventories", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2008 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007.

    2.  RESTRUCTURING AND IMPAIRMENT CHARGES

        During the first nine months of 2008 and 2007, the Company recorded impairment charges as follows:

                                        2008                    2007
                               ----------------------  ----------------------
                               Operating         Net   Operating         Net
                                  Income      Income      Income      Income
        ---------------------------------------------------------------------

        Third Quarter
          North America        $     258   $     223   $       -   $       -
        ---------------------------------------------------------------------

        Second Quarter
          North America                5           3          22          14
          Europe                       4           4           -           -
        ---------------------------------------------------------------------
        Total second quarter
         impairment charges            9           7          22          14
        ---------------------------------------------------------------------

        Total year to date
         impairment charges    $     267   $     230   $      22   $      14
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) For the nine months ended September 30, 2008

            Historically, the Company completed its annual goodwill and long-lived impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes primarily in North America, the Company reviewed goodwill and long-lived assets for impairment during the third quarter of 2008. The decline in North American vehicle production volumes is due to a drop in consumer demand for automobiles primarily as a result of:

              -  high oil prices;
              -  falling equity and home values;
              - the global credit crisis including reduced consumer credit availability;
              -  higher unemployment;
              -  negative economic trends:
              -  falling consumer confidence; and
              -  related factors.

            When the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of long-lived assets is generally determined using estimated discounted future cash flows.

            As a result, during the third quarter of 2008 the Company recorded long-lived asset impairment charges of $258 million, related primarily to Magna's powertrain, and interior and exterior systems operations in the United States and Canada. At the Company's powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million ($166 million after tax) were recorded primarily as a result of the following factors:

              - a dramatic market shift away from truck programs, in particular, four wheel drive pick-ups and SUVs;
              -  excess die-casting, machining and assembly capacity; and
              - historical losses that are projected to continue throughout the Company's business planning period.

            At the Company's interior and exteriors systems operations, asset impairment charges of $65 million ($52 million after tax) were recorded primarily as a result of the following factors:

              - significantly lower volumes on certain pick-up and SUV programs;
              -  the loss of certain replacement business;
              - capacity utilization that is not sufficient to support the current overhead structure; and
              - historical losses that are projected to continue throughout the Company's business planning period.

            During the second quarter of 2008, the Company recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler's minivan facility in St. Louis. In Europe, the Company recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed of during the third quarter of 2008.

            In addition to the impairment charges recorded above, during the third quarter of 2008 the Company incurred restructuring and rationalization costs of $4 million related to the closure of the seating facility in St. Louis.

        (b) For the nine months ended September 30, 2007

            During the second quarter of 2007, the Company recorded an asset impairment of $22 million ($14 million after tax) related to specific assets at a powertrain facility in Syracuse, New York.

            During the third quarter of 2007, the Company incurred restructuring and rationalization charges of $8 million related to three facilities in North America, and during the second quarter of 2007, incurred charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe

    3.  INVESTMENTS

        At September 30, 2008, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. When acquired, these investments were rated R1
        (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents. At September 30, 2008, the carrying value of this investment was Cdn$79 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of the Company's 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

        During the first nine months of 2008, the Company recorded a $41 million impairment charge (Q3 - $24 million; Q1 - $17 million) due to a widening of the spread between the anticipated return on the restructuring notes (the "Notes") that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during 2008 was primarily due to:

        - the anticipated downgrade of the Notes' credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and
        - the widening of market credit spreads as a result of deterioration in credit markets during the first nine months of 2008.

        Continuing uncertainties regarding the value of the assets which underlie the ABCP could give rise to a change in the value of the Company's investment in ABCP, which could impact earnings. These uncertainties include: (i) the amount and timing of cash flows associated with the ABCP; (ii) the significant deterioration of credit markets since September 30, 2008; (iii) the outcome of the restructuring process; and (iv) the final rating of the Notes that will be issued by DBRS on closing of the restructuring.

    4.  ACQUISITIONS

        On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

        On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Product Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

        The total consideration for these and other small acquisitions was $112 million, consisting of $109 million paid in cash and $3 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $25 million.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

    5.  OTHER ASSETS

        Other assets consist of:

                                                            2008        2007
        ---------------------------------------------------------------------
        Long-term receivables (a)                      $      77   $     128
        Preproduction costs related to
         long-term supply agreements with
         contractual guarantee for reimbursement             148          94
        Patents and licences, net                             58          67
        Employee wage buydown, net                            73           -
        Other, net                                           241         180
        ---------------------------------------------------------------------
                                                      $      597   $     469
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Long-term receivables are reflected net of outstanding borrowings from a customer's finance subsidiary of $17 million (2007 -
            $37 million) since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

    6.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                            2008        2007
        ---------------------------------------------------------------------

        Balance, beginning of period                   $     103   $      94
        Expense, net                                          10           3
        Settlements                                          (11)         (6)
        Acquisition                                            -           1
        Foreign exchange and other                             3           1
        ---------------------------------------------------------------------
        Balance, March 31,                                   105          93
        Expense (income), net                                (17)          8
        Settlements                                            4          (7)
        Foreign exchange and other                             1           9
        ---------------------------------------------------------------------
        Balance, June 30,                                     93         103
        Income, net                                           (1)         (6)
        Settlements                                           (5)         (5)
        Foreign exchange and other                            (6)          6
        ---------------------------------------------------------------------
        Balance, September 30,                         $      81   $     110
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                 Three months ended      Nine months ended
                                     September 30,          September 30,
                               ----------------------  ----------------------
                                    2008        2007        2008        2007
    -------------------------------------------------------------------------

    Defined benefit pension
     plans and other           $       2   $       4   $       9   $      15
    Termination and long
     service arrangements              3           6          19          16
    Retirement medical
     benefits plan                     4           3          11           9
    -------------------------------------------------------------------------
                               $       9   $      13   $      39   $      40
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    8.  INCOME TAXES

        During the third quarter of 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

        Accounting standards require that the Company assess whether valuation allowances should be established against future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors used to assess the likelihood of realization are past history of earnings, forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

           - historical consolidated losses at the Company's U.S. operations that are expected to continue in the near-term;
           - the accelerated deterioration of near-term automotive market conditions in the United States; and
           - significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

    9.  STOCK BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                  2008                           2007
                ------------------------------ ------------------------------
                Options outstanding            Options outstanding
                -------------------            -------------------
                                    Number of                      Number of
                          Exercise    options            Exercise    options
                Number of    price    exercis- Number of    price    exercis-
                  options       (i)      able    options       (i)      able
    -------------------------------------------------------------------------

    Beginning
     of period  2,942,203    82.66  2,912,877  4,087,249    77.45  3,811,336
    Granted         5,000    74.50          -          -        -          -
    Exercised      (1,230)   55.00     (1,230)   (74,082)   63.21    (74,082)
    Cancelled     (10,000)   97.47    (10,000)    (7,306)   73.64     (4,400)
    Vested              -        -     10,326          -        -     55,443
    -------------------------------------------------------------------------
    March 31    2,935,973    82.61  2,911,973  4,005,861    77.72  3,788,297
    Granted             -        -          -     40,000    88.87          -
    Exercised        (383)   55.00       (383)  (590,008)   64.08   (590,008)
    Cancelled           -        -          -   (366,686)   69.78   (361,641)
    Vested              -        -      1,000          -        -     29,000
    -------------------------------------------------------------------------
    June 30     2,935,590    82.62  2,912,590  3,089,167    81.41  2,865,648
    Granted             -        -          -     15,000    95.96          -
    Exercised           -        -          -   (157,844)   59.99   (157,844)
    Vested              -        -      3,000          -        -      3,880
    Cancelled        (880)   71.71       (880)      (880)   71.71          -
    -------------------------------------------------------------------------
    September
     30         2,934,710    82.62  2,914,710  2,945,443    82.64  2,711,684
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.


            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                 Three months ended      Nine months ended
                                     September 30,          September 30,
                               ----------------------  ----------------------
                                    2008        2007        2008        2007
    -------------------------------------------------------------------------

    Risk free interest rate            -       4.25%       3.56%       4.33%
    Expected dividend yield            -       1.51%       2.02%       1.14%
    Expected volatility                -         22%         22%         22%
    Expected time until exercise       -     4 years     4 years     4 years
    -------------------------------------------------------------------------

    Weighted average fair value
     of options granted or
     modified in period (Cdn$) $       -   $   19.89   $   13.65   $   19.50
    -------------------------------------------------------------------------

    Compensation expense recorded
     in selling, general and
     administrative expenses   $       -   $       -   $       -   $       2
    -------------------------------------------------------------------------

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:
                                                       September    December
                                                        30, 2008    31, 2007
            -----------------------------------------------------------------
            Class A Subordinate Voting Shares awarded
             and not released                            823,477     893,541
            -----------------------------------------------------------------
            Reduction in stated value of Class A
             Subordinate Voting Shares                 $      51   $      55
            -----------------------------------------------------------------
            Unamortized compensation expense
             recorded as a reduction of
             shareholder's equity                      $      31   $      36
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2008 was $2 million (2007 - $3 million), and $6 million (2007 - $17 million), respectively.

    10. CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month and nine-month periods ended September 30, 2008 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                         Subordinate Voting
                                                     ------------------------
                                                       Number of      Stated
                                                          shares       value
            -----------------------------------------------------------------

            Issued and outstanding at
             December 31, 2007                       115,344,184   $   3,708
            Repurchase and cancellation(b)            (1,555,900)        (51)
            Issued under the Incentive
             Stock Option Plan                             1,230           -
            Issued under the Dividend
             Reinvestment Plan                             2,477           -
            Release of restricted stock                        -           4
            Repurchase(b)                                      -          (2)
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2008                          113,791,991       3,659
            Repurchase and cancellation(b)            (1,938,830)        (63)
            Issued under the Incentive
             Stock Option Plan                               383           -
            Issued under the Dividend
             Reinvestment Plan                             6,689           1
            -----------------------------------------------------------------
            Issued and outstanding at
             June 30, 2008                           111,860,233       3,597
            Issued under the Dividend
             Reinvestment Plan                            10,955           -
            -----------------------------------------------------------------
            Issued and outstanding at
             September 30, 2008                      111,871,188   $   3,597
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) On November 8, 2007, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") relating to the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit ("RSU") and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company (the "Bid"), representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737 for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase for purchases on the New York Stock Exchange.

            No shares were repurchased during the third quarter of 2008. During the three months ended June 30, 2008 and March 31, 2008, the Company purchased for cancellation 1.9 million and
            1.6 million Class A Subordinate Voting Shares, respectively, for aggregate cash consideration of $134 million and $111 million, respectively. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $53 million and $45 million, respectively, was charged to retained earnings.

            During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company's restricted stock unit program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 3, 2008 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,598,017
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      2,934,710
            -----------------------------------------------------------------
                                                                 116,629,316
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    11. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                            2008        2007
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                 $      55   $      62
          Stock-based compensation expense                     2           2
          Exercise of options                                  -          (1)
          Release of restricted stock                         (4)         (3)
        ---------------------------------------------------------------------
          Balance, March 31,                                  53          60
          Stock-based compensation expense                     2          14
          Exercise of options                                  -          (3)
          Exercise of stock appreciation rights                -         (11)
          Release of restricted stock                          -          (6)
        ---------------------------------------------------------------------
          Balance, June 30,                                   55          54
          Stock-based compensation expense                     1           2
          Release of restricted stock                          -          (1)
        ---------------------------------------------------------------------
          Balance, September 30,                              56          55
        Holders' conversion option                             3           3
        ---------------------------------------------------------------------
                                                       $      59   $      58
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    12. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                 Three months ended       Nine months ended
                                     September 30,           September 30,
                               ----------------------  ----------------------
                                    2008        2007        2008        2007
    -------------------------------------------------------------------------

    Accumulated net unrealized
     gains on translation of
     net investment in foreign
     operations
      Balance, beginning
       of period               $   1,388   $   1,115   $   1,360   $     814
      Repurchase of shares
       (note 9)                        -        (156)        (32)       (156)
      Reclassification of gain
       on translation of net
       investment in foreign
       operations to net income
       (loss)(i)                    (116)         (7)       (116)         (7)
      Net unrealized gains
       (losses) on translation
       of net investment in
       foreign operations           (238)        315        (178)        616
    -------------------------------------------------------------------------
      Balance, end of period       1,034       1,267       1,034       1,267
    -------------------------------------------------------------------------

    Accumulated net unrealized
     gain on cash flow hedges
      Balance, beginning of
       period(ii)                     (6)          1         (10)          -
      Net unrealized losses on
       cash flow hedges(ii)          (12)         (6)         (6)         (6)
      Reclassifications of net
       losses (gains) on cash
       flow hedges to net
       income (loss)(ii)              (1)         (1)         (3)          3
      Adjustment for change in
       accounting policy(iv)           -           -           -          (3)
    -------------------------------------------------------------------------
      Balance, end of period         (19)         (6)        (19)         (6)
    -------------------------------------------------------------------------
    Total accumulated other
     comprehensive income      $   1,015   $   1,261   $   1,015   $   1,261
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (i) In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, during the third quarters of 2008 and 2007 the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expenses of $116 million and $7 million, respectively.

        (ii) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                 Three months ended       Nine months ended
                                     September 30,           September 30,
                               ----------------------  ----------------------
                                    2008        2007        2008        2007
              ---------------------------------------------------------------

              Balance,
               beginning
               of period       $       3   $      (1)  $       4   $       -
              Net unrealized
               losses on cash
               flow hedges             4           2           2           2
              Reclassifications
               of net losses
               (gains) on cash
               flow hedges to
               net income (loss)       1           1           2          (1)
              Adjustment for
               change in
               accounting policy       -           -           -           1
              ---------------------------------------------------------------
              Balance, end of
               Period          $       8   $       2   $       8   $       2
              ---------------------------------------------------------------

        The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $8 million (net of income tax benefit of $3 million).

    13. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                   September 30, December 31,
                                                           2008         2007
        ---------------------------------------------------------------------
        Liabilities
          Bank indebtedness                           $      73    $      89
          Long term debt due within one year                442          374
          Long term debt                                    170          337
        ---------------------------------------------------------------------
                                                            685          800
        Shareholders' equity                              8,196        8,642
        ---------------------------------------------------------------------
        Total capitalization                          $   8,881    $   9,442
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                       7.7%         8.5%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    14. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                   September 30, December 31,
                                                           2008         2007
        ---------------------------------------------------------------------

        Held for trading
          Cash and cash equivalents                   $   2,397    $   2,954
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Held to maturity investments
          Investment in ABCP                          $      76    $     121
          Severance investments                              10           10
        ---------------------------------------------------------------------
                                                      $      86    $     131
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Loans and Receivables
          Accounts receivable                         $   4,018    $   3,981
          Long-term receivables included in other
           assets                                            77          128
        ---------------------------------------------------------------------
                                                      $   4,095    $   4,109
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Other financial liabilities
          Bank indebtedness                           $      73    $      89
          Long-term debt (including portion due
           within one year)                                 612          711
          Accounts payable                                3,544        3,492
          Accrued salaries and wages                        577          544
          Other accrued liabilities                         861          911
          Income taxes payable                               33          248
        ---------------------------------------------------------------------
                                                      $   5,700    $   5,995
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) Fair value

            The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            Fair value information is not readily determinable for the Company's investment in ABCP. At September 30, 2008, the Company recorded its investment in ABCP at its estimated fair value (note 3).

            Long-term debt

            The Company's term debt includes $442 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value. The fair value of the Company's long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held to maturity investments includes an investment in ABCP (note 3). Given the continuing uncertainties regarding:
            (i) the value of the underlying assets; (ii) the amount and timing of cash flows; (iii) the significant deterioration in credit markets since September 30, 2008; (iv) the successful restructuring of the ABCP; and (v) the final rating of the Notes that will be issued by DBRS on closing of the restructuring, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by providing limits for certain government issued paper and all bank issued commercial paper and term deposits.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, sales to the Company's three largest customers (the "Detroit 3") represented 47% of the Company's total sales. The Detroit 3 are rated as below investment grade by credit rating agencies and experienced a credit rating downgrade in the third quarter. The inability of these customers to satisfy their financial obligations to the Company and the potential for these customers to seek protection from their creditors represent material credit risks to the Company.

            For the three months ended September 30, 2008, sales to the Company's five largest customers (including the Detroit 3) represented 76% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company's exposure to overdue accounts receivable does not represent a material credit risk to the Company.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at September 30, 2008, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

    15. SEGMENTED INFORMATION

                                             Three months ended
                                             September 30, 2008
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------
        North America
          Canada               $   1,239   $   1,159               $     824
          United States            1,227       1,174                     842
          Mexico                     473         428                     365
          Eliminations              (154)          -                       -
        ---------------------------------------------------------------------
                                   2,785       2,761   $    (303)      2,031
        Europe
          Euroland                 2,222       2,177                   1,081
          Great Britain              248         248                      85
          Other European
           countries                 222         188                     155
          Eliminations               (56)          -                       -
        ---------------------------------------------------------------------
                                   2,636       2,613          52       1,321
        Rest of World                168         155           9         172
        Corporate and Other          (56)          4         116         321
        ---------------------------------------------------------------------
        Total reportable
         segments              $   5,533   $   5,533   $    (126)      3,845
        Current assets                                                 8,397
        Investments, goodwill and
         other assets                                                  2,212
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  14,454
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                             Three months ended
                                             September 30, 2007
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------
        North America
          Canada               $   1,639   $   1,570               $   1,141
          United States            1,368       1,324                   1,010
          Mexico                     409         368                     371
          Eliminations              (143)          -                       -
        ---------------------------------------------------------------------
                                   3,273       3,262   $     165       2,522
        Europe
          Euroland                 2,321       2,282                   1,068
          Great Britain              292         292                      88
          Other European
           countries                 161         131                     129
          Eliminations               (50)          -                       -
        ---------------------------------------------------------------------
                                   2,724       2,705          84       1,285
        Rest of World                123         107           2         142
        Corporate and Other          (43)          3          (3)        254
        ---------------------------------------------------------------------
        Total reportable
         segments              $   6,077   $   6,077   $     248       4,203
        Current assets                                                 9,024
        Investments, goodwill and
         other assets                                                  2,286
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  15,513
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Nine months ended
                                             September 30, 2008
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------
        North America
          Canada               $   4,359   $   4,098               $     824
          United States            3,987       3,827                     842
          Mexico                   1,387       1,234                     365
          Eliminations              (503)          -                       -
        ---------------------------------------------------------------------
                                   9,230       9,159   $     (15)      2,031
        Europe
          Euroland                 7,906       7,746                   1,081
          Great Britain              890         887                      85
          Other European
           countries                 735         624                     155
          Eliminations              (195)          -                       -
        ---------------------------------------------------------------------
                                   9,336       9,257         316       1,321
        Rest of World                481         439          29         172
        Corporate and Other         (179)         13         115         321
        ---------------------------------------------------------------------
        Total reportable
         segments              $  18,868   $  18,868   $     445       3,845
        Current assets                                                 8,397
        Investments, goodwill
         and other assets                                              2,212
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  14,454
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Nine months ended
                                             September 30, 2007
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------
        North America
          Canada               $   5,150   $   4,947               $   1,141
          United States            4,432       4,309                   1,010
          Mexico                   1,138       1,006                     371
          Eliminations              (417)          -                       -
        ---------------------------------------------------------------------
                                  10,303      10,262   $     573       2,522
        Europe
          Euroland                 7,399       7,275                   1,068
          Great Britain              882         881                      88
          Other European
           countries                 567         497                     129
          Eliminations              (134)          -                       -
        ---------------------------------------------------------------------
                                   8,714       8,653         300       1,285
        Rest of World                352         309          12         142
        Corporate and Other         (138)          7          23         254
        ---------------------------------------------------------------------
        Total reportable
         segments              $  19,231   $  19,231   $     908       4,203
        Current assets                                                 9,024
        Investments, goodwill
         and other assets                                              2,286
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  15,513
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    16. SUBSEQUENT EVENTS

        Subject to approval by the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), on November 3, 2008 the Company's Board of Directors approved the purchase for cancellation and/or for purposes of the Company's long-term retention (restricted stock), restricted stock unit and deferred profit sharing programs, up to 11,000,000 Magna Class A Subordinate Voting Shares, representing approximately 9.9% of the Company's public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2008 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

    17. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>